EXHIBIT 3

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis for the year ended December 31, 2018

(in US dollars)

February 22, 2019

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the year ended December 31, 2018. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2018 and up to and including February 22, 2019.

Additional information about the Company, including the Company’s current Annual Information Form, which is included in the Company’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the year ended December 31, 2018 were $2.83 billion, an increase of 16% over the prior year (15% measured in local currencies), attributable to a combination of recent acquisitions and internal growth in each of our four operating segments.

Our diluted net earnings per share for 2018 were $2.45, up 87% from $1.31 in the prior year with the increase attributable to growth in earnings from each of our four operating segments. In addition, the re-measurement of US deferred income tax assets at lower enacted tax rates in the United States (see “Impact of US Tax Reform” below) depressed our 2017 diluted net earnings per share. Our adjusted EPS (see “Reconciliation of non-GAAP financial measures” below), which excludes the impact of US tax reform among other items, was $4.09 for the year, up 29% from $3.16 in the prior year. Our adjusted EPS growth was driven by incremental earnings from (i) recently acquired businesses, (ii) internal revenue growth and (iii) operating efficiencies, particularly in the Asia Pacific and Americas segments.

We acquired controlling interests in 12 businesses during 2018. The aggregate initial cash purchase price for these acquisitions was $610.0 million ($586.2 million net of cash acquired) and was comprised of five operating in the Americas region, four operating in EMEA, two operating in the Asia Pacific region, and one in our new Investment Management segment (being Harrison Street Real Estate Capital, LLC (“Harrison Street”)). We also acquired net non-controlling interests valued at $1.3 million. These investments were funded with cash on hand and borrowings under our revolving credit facility.

On July 5, 2018, we completed the acquisition of a 75% equity interest in Harrison Street. Harrison Street is a real estate investment management firm focused on demographic-based investing, primarily in the education, healthcare and storage sectors. Harrison Street is headquartered in Chicago. Total initial cash consideration was $451.7 million. Up to an additional $100.0 million is payable in 2022 based on Harrison Street achieving specified earnings levels.

We report our financial performance in four separate and distinct operating segments: Americas; Europe Middle East and Africa (“EMEA”); Asia and Australasia (“Asia Pacific”) and Investment Management. The new Investment Management segment is comprised of Harrison Street and our existing European investment management business which was previously reported within the EMEA segment. We split our service offerings into four lines of business: Outsourcing & Advisory, Lease Brokerage, Sales Brokerage and Investment Management.

For the year ended December 31, 2018, revenue growth was led by our Lease Brokerage and Outsourcing & Advisory service lines, from a mix of (i) recent acquisitions and (ii) internal growth across all regions, particularly the Americas and Asia Pacific.

	Twelve months ended
(in thousands of US$)	December 31		Growth	Growth
(LC = local currency)	2018	2017	in US$ %	in LC%

Outsourcing & Advisory	$1,065,618	929,877	15%	14%
Lease Brokerage	903,947	769,226	18%	17%
Sales Brokerage	780,884	723,450	8%	7%
Investment Management	74,978	12,647	NM	NM

Total revenues	$2,825,427	2,435,200	16%	15%

Results of operations – 2018 relative to 2017

Our revenues were $2.83 billion for the year ended December 31, 2018, up 16% relative to 2017 (15% measured in local currencies). The positive impact of acquisitions was 9% and internally generated revenue growth measured in local currencies was 6%.

Each of our regions generated increases in profitability in 2018 through the favourable impact of recent business acquisitions and internal growth. Operating earnings increased 20% to $201.4 million in 2018, from $167.4 million in 2017. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) rose 28% to $311.4 million.

Depreciation expense was $30.6 million relative to $26.3 million in the prior year. The increase was primarily attributable to increased investments in office leaseholds in major markets during the past three years, as well as the impact of recent acquisitions.

Amortization expense was $48.2 million in 2018, relative to $26.7 million in 2017, with the increase largely attributable to amortization of acquired intangible assets related to Harrison Street.

Net interest expense increased to $20.8 million in 2018 from $11.9 million in the prior year, primarily as a result of increased average borrowings attributable to acquisitions completed in 2018. Our weighted average interest rate was 3.3% in 2018 relative to 3.1% in the prior year. Our interest costs were impacted by rising floating reference rates during 2018 and an increase in the leverage-based applicable margin on our revolving credit facility as a result of greater financial leverage after the Harrison Street acquisition, offset by savings from the 2.23% fixed rate Senior Notes issued in May 2018.

Other income for 2018 was $1.3 million and was primarily comprised of earnings from equity investments.

Our consolidated income tax rate for 2018 was 29% versus 40% in 2017. The tax rate for 2017 was impacted by a $13.3 million charge to re-measure net deferred income tax assets at lower corporate tax rates enacted in the United States. Excluding the impact of the charge, the tax rate for 2017 was 32%. The tax rate for 2018 was primarily driven by the benefit of lower statutory income tax rates in the United States.

Net earnings were $128.6 million in 2018, compared to $94.1 million in the prior year. Net earnings increased due to revenues from business acquisitions completed during 2018 as well as growth in revenues attributable to internal sources.

The Americas region’s revenues totalled $1.60 billion for 2018 compared to $1.41 billion in the prior year, which equated to a 13% increase on a local currency basis (13% in the reporting currency). Revenue growth was comprised of 8% internal growth and 5% from acquired businesses. Internal growth for the year was led by Lease Brokerage. Adjusted EBITDA was $141.5 million, up 14% from the prior year. Operating earnings were $105.5 million, relative to $88.0 million in 2017.

EMEA region revenues totalled $623.2 million for 2018 compared to $514.9 million in the prior year, which represented a 17% increase on a local currency basis (21% in the reporting currency). Revenue growth was comprised of 14% from acquired businesses and 3% internal growth. Internal growth was concentrated in Lease Brokerage, primarily in Germany, with other service lines flat due to a strong prior year comparative. Adjusted EBITDA was $88.5 million, versus $67.0 million in the prior year, an increase of 32% with margins favourably impacted by recent acquisitions. Operating earnings were $53.9 million, versus $45.6 million in 2017.

Asia Pacific region revenues totalled $528.4 million for 2018 compared to $496.2 million in the prior year, which equated to an 8% increase on a local currency basis (7% in the reporting currency), with 5% internal growth and 3% from recently completed business acquisitions. Adjusted EBITDA was $73.4 million, up from $61.3 million in the prior year, an increase of 20%, attributable to operating improvements in Asian markets and the turn to profitability of our Japanese operations which were founded in 2017. Operating earnings were $66.2 million, up from $55.1 million in the prior year.

Investment Management segment revenues totalled $76.0 million for the year compared to $12.7 million in the prior year, driven by the Harrison Street acquisition in July 2018. Revenues include $12.3 million of incentive fees (carried interest). Pursuant to the terms of the Harrison Street acquisition, incentive fees related to assets invested prior to the acquisition date are allocated to certain employees and former owners; as such the full amount of these incentive fees is passed through as compensation expense and recognized as cost of revenues in the consolidated statement of earnings. GAAP operating earnings were $12.3 million and were impacted by significant acquisition-related intangible asset amortization. Adjusted EBITDA was $26.1 million. AUM as of December 31, 2018 was $26.4 billion, up 11% from $23.7 billion at the time Harrison Street was acquired.

Global corporate costs as presented in adjusted EBITDA were $18.1 million in the year, versus $11.6 million in the prior year, with the increase attributable to higher insurance costs and performance-based management incentive compensation accruals. The operating loss for the year was $36.5 million versus $23.5 million in 2017 and was additionally impacted by higher acquisition-related items.

Selected annual information - last five years
(in thousands of US$, except share and per share amounts)

	Year ended December 31
	2018	2017	2016	2015	2014

Operations
Revenues	$2,825,427	$2,435,200	$1,896,724	$1,721,986	$1,582,271
Operating earnings	201,398	167,376	146,173	80,384	78,156
Net earnings from
continuing operations	128,574	94,074	91,571	39,915	53,909
Net earnings from
discontinued operations	-	-	-	1,104	23,807
Net earnings	128,574	94,074	91,571	41,019	77,716

Financial position
Total assets	$2,357,580	$1,507,560	$1,194,779	$1,092,421	$1,639,427
Long-term debt	672,123	249,893	262,498	260,947	493,348
Redeemable non-controlling interests	343,361	145,489	134,803	139,592	230,992
Shareholders' equity	391,973	303,014	212,513	149,493	233,215

Common share data
Net earnings (loss) per common share:
Basic
Continuing operations	$2.49	$1.32	$1.76	$0.60	$0.54
Discontinued operations	-	-	-	0.03	0.66
	2.49	1.32	1.76	0.63	1.20
Diluted
Continuing operations	2.45	1.31	1.75	0.59	0.54
Discontinued operations	-	-	-	0.03	0.65
	2.45	1.31	1.75	0.62	1.19
Weighted average common shares
outstanding (thousands)
Basic	39,155	38,830	38,596	37,196	35,917
Diluted	39,795	39,308	38,868	37,586	36,309
Cash dividends per common share	$0.10	$0.10	$0.09	$0.20	$0.40

Other data
Adjusted EBITDA	$311,435	$242,823	$203,062	$181,334	$146,772
Adjusted EPS	4.09	3.16	2.44	2.29	1.83

New revenue guidance was adopted retrospectively effective January 1, 2018 and accordingly, comparative information for the year ended December 31, 2017 and as at December 31, 2017 has been restated. Data for 2016 and prior periods in the table above has not been restated.

On June 1, 2015, the predecessor to our Company, FirstService Corporation (“Old FSV”), completed a plan of arrangement (the “Spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc., a global leader in commercial real estate services and new FirstService Corporation (“FirstService”), a North American leader in residential property management and related services. Under the Spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

In conjunction with the Spin-off, the Residential Real Estate Services and Property Services segments of Old FSV were transferred to FirstService. Colliers, as the successor to Old FSV, retained the Commercial Real Estate Services segment of Old FSV. This MD&A presents the operating results of Colliers on a continuing operations basis for all periods presented. The FirstService operations are classified as discontinued operations.

Results of operations – fourth quarter ended December 31, 2018

Consolidated operating results for the fourth quarter ended December 31, 2018 were up significantly relative to the comparable prior year quarter from a combination of acquired and internal growth. Revenues were $889.9 million, up 16% (18% in local currency) relative to the prior year quarter, with revenue gains in all four operating segments. Operating earnings for the fourth quarter ended December 31, 2018 were $98.1 million, up 24% and adjusted EBITDA was $133.2 million, up 39%.

Summary of quarterly results - years ended December 31, 2018 and 2017
(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4	Year

Year ended December 31, 2018
Revenues	$552,473	$667,350	$715,721	$889,883	$2,825,427
Operating earnings	15,745	45,569	41,956	98,128	201,398
Net earnings	8,541	28,804	25,382	65,847	128,574
Diluted net earnings per common share	0.13	0.60	0.41	1.33	2.45

Year ended December 31, 2017
Revenues	$466,263	$586,233	$618,799	$763,905	$2,435,200
Operating earnings	12,840	41,229	34,458	78,849	167,376
Net earnings	6,800	25,958	20,361	40,955	94,074
Diluted net earnings per common share	0.04	0.29	0.16	0.82	1.31

Other data
Adjusted EBITDA - 2018	$36,140	$69,427	$72,665	$133,203	$311,435
Adjusted EBITDA - 2017	31,252	60,258	55,281	96,033	242,824
Adjusted EPS - 2018	0.45	0.95	0.92	1.77	4.09
Adjusted EPS - 2017	0.36	0.77	0.66	1.36	3.16

Operating outlook

The purpose of this operating outlook is to outline management’s growth strategy as well as expectations for 2019, based on information available as of the date of this MD&A. Readers are cautioned that the information contained in this operating outlook may not be appropriate for other purposes and should refer to the “Forward-looking statements and risks” section of this MD&A for the material risk factors that could cause actual results to differ materially.

We are committed to a long-term growth strategy, for the five years ending in 2020, that includes average internal revenue growth in the 5% range, combined with acquisitions to build each of our service platforms, resulting in targeted average annual growth in revenues, adjusted EBITDA and adjusted EPS of 15%. Economic conditions will negatively or positively impact these percentage growth rates in any given year.

Our expectations for 2019 are predicated on stable market conditions, despite a number of ongoing geopolitical events. We anticipate high single digit consolidated revenue growth consisting of low single digit internal growth and the balance from previously completed acquisitions, including Harrison Street. Consolidated adjusted EBITDA margin improvement of 100 to 120 basis points is expected, including previously completed acquisitions, resulting in low double digit adjusted EPS growth for the year. Future acquisitions will be incremental to the growth rate assumptions above.

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These sales brokerage operations comprised approximately 27% of 2018 consolidated revenues (2017 - 30%). Variations can also be caused by business acquisitions or dispositions which alter the consolidated service mix.

Liquidity and capital resources

The Company generated cash flow from operating activities of $257.5 million for the year ended December 31, 2018, relative to $212.9 million in the prior year. Operating cash flow, which grew by 21%, was favourably impacted by earnings from acquired businesses and internal growth, offset by acquisition-related transaction costs, which were elevated due to increased activity. We believe that cash from operations and other existing resources, including our revolving credit facility described below, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at December 31, 2018 was $545.1 million, versus $141.4 million at December 31, 2017. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The increase in debt was largely attributable to the acquisition of Harrison Street in July 2018. We are in compliance with the covenants contained in our agreement relating to our revolving credit facility and senior unsecured notes as at December 31, 2018 and, based on our outlook for 2019, we expect to remain in compliance with these covenants. We had $562.0 million of available unused credit under our revolving credit facility as of December 31, 2018.

On April 19, 2018, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a committed unsecured multi-currency revolving credit facility (the “Facility”) of $1.0 billion, replacing the prior credit facility of $700.0 million. The Facility has a 5-year term ending April 30, 2023. The applicable margin over floating reference rates is 1.25% to 2.50% depending on certain leverage ratios and requires a commitment fee of 0.25% to 0.50% of the unused portion depending on certain leverage ratios. At any time during the term, we have the right to increase the Facility by up to $250.0 million, on the same terms and conditions as the existing Facility.

On May 17, 2018, the Company entered into a note purchase agreement with a group of institutional investors to issue €210 million of senior unsecured notes with a fixed interest rate of 2.23% (the “Senior Notes”). The proceeds from the Senior Notes were received on May 30, 2018 and were used to repay indebtedness under the Facility. The Senior Notes have a 10-year term ending May 30, 2028. The Facility and the Senior Notes have similar financial covenants and rank equally in terms of seniority.

The Company’s Board of Directors declared two semi-annual dividends of $0.05 per common share (being the Subordinate Voting Shares together with the Multiple Voting Shares) during 2018, unchanged from the prior year semi-annual amounts. These dividends are paid in cash after the end of the second and fourth quarters to shareholders of record on the last business day of the quarter. The Company’s policy is to pay dividends on its common shares in the future, subject to the discretion of our Board of Directors. Total common share dividends paid by the Company during 2018 were $3.9 million.

During 2018, we invested cash in acquisitions as follows: an aggregate of $586.2 million (net of cash acquired) in twelve new business acquisitions, $19.9 million in contingent consideration payments related to previously completed acquisitions, and $1.3 million in net acquisitions of redeemable non-controlling interests.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $206.9 million as at December 31, 2018 (December 31, 2017 - $91.5 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the contingency period, which extends to March 2023. We estimate that approximately 85% of the contingent consideration outstanding as of December 31, 2018 will ultimately be paid.

Capital expenditures for 2018 were $35.6 million (2017 - $39.5 million), which consisted primarily of investments in offices, information technology infrastructure and software.

During 2018, we distributed $18.9 million (2017 - $20.8 million) to non-controlling shareholders of subsidiaries, in part to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities.

The following table summarizes our contractual obligations as at December 31, 2018:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$670,653	$755	$155	$430,167	$239,577
Interest on long term debt	128,830	23,607	47,160	34,912	23,151
Capital lease obligations	1,470	1,079	391	-	-
Contingent acquisition consideration	93,865	17,122	30,200	46,543	-
Operating leases	411,461	86,376	138,340	89,114	97,631
Purchase commitments	20,800	11,063	8,067	1,670	-

Total contractual obligations	$1,327,079	$140,002	$224,313	$602,406	$360,359

At December 31, 2018, we had commercial commitments totaling $8.0 million comprised of letters of credit outstanding due to expire within one year.

In order to effectively manage our corporate risk and support our global insurance program, we supplement our commercial insurance placements with the use of a wholly-owned captive insurance company to provide support for our professional indemnity, general liability and US workers’ compensation programs. The level of risk retained by our captive insurance company varies by coverage. Currently, the captive insures up to $0.75 million per claim with respect to professional indemnity; $0.25 million per claim with respect US workers’ compensation and $1.0 million with respect general liability. All limits are inclusive of commercial market self-insured retentions. We have a third party “stop loss” reinsurance policy in place to protect the Company from an excessive amount of professional indemnity claims. Liability insurance claims can be complex and take a number of years to resolve. Within our captive insurance company, we estimate the ultimate cost of these claims by way of specific claim accruals developed through periodic reviews of the circumstances of individual claims, validated annually by a third-party actuary. As of December 31, 2018, the captive insurance company has reserves for unpaid claim liabilities of $4.5 million.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $316.0 million as of December 31, 2018. The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at December 31, 2018, the RNCI recorded on the balance sheet was $343.4 million. The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share for 2018 would be $0.55, and the accretion to adjusted EPS would be $0.36.

Critical accounting estimates

Critical accounting estimates are those that we deem to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified seven critical accounting estimates, which are discussed below.

1.	Revenue recognition. We earn revenues from brokerage transaction commissions, advisory fees, property management fees, project management fees and investment management fees. Some of the contractual terms related to the process of earning revenue from these sources, including potentially contingent events, can be complex and may require us to make judgments about the timing of when we should recognize revenue and whether revenue should be reported on a gross basis or net basis. Changes in judgments could result in a change in the period in which revenues are reported, or in the amounts of revenue and cost of revenue reported.

2.	Goodwill. Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have four reporting units, consistent with our four operating segments. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by sudden changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that which would suggest a potential decrease in fair value, the determination of fair value is done with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

3.	Business combinations. The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and management judgment, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships or asset management contracts, different amounts of intangible assets and related amortization could be reported.

4.	Contingent acquisition consideration. Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled. The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of adjusted EBITDA) during a one to five year period after the acquisition date. Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate.

5.	Deferred income tax assets. Deferred income tax assets arise primarily from the recognition of the benefit of certain net operating loss carry-forwards. We must weigh the positive and negative evidence surrounding the future realization of the deferred income tax assets to determine whether a valuation allowance is required, or whether an existing valuation allowance should remain in place. These determinations, which involve projections of future taxable income, require significant management judgment. Changes in judgments, in particular of future taxable earnings, could result in the recognition or de-recognition of a valuation allowance which could impact income tax expense materially.

6.	Uncertain tax positions. In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination by tax authorities based upon an evaluation of the facts and circumstances at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a tax authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

7.	Allowance for uncollectible accounts receivable. Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance as of December 31, 2018 would increase bad debt expense by $3.1 million.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items (including transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense); (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Year ended
(in thousands of US$)	December 31
	2018	2017

Net earnings	$128,574	$94,074
Income tax	53,260	61,907
Other income, net	(1,281)	(500)
Interest expense, net	20,845	11,895
Operating earnings	201,398	167,376
Depreciation and amortization	78,730	52,992
Acquisition-related items	21,975	14,927
Restructuring costs	2,938	3,104
Stock-based compensation expense	6,394	4,425
Adjusted EBITDA	$311,435	$242,824

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) income tax expense on enactment of the Tax Cuts and Jobs Act in the United States (“US Tax Reform”); (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) acquisition-related items; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Year ended
(in US$)	December 31
	2018	2017

Diluted net earnings per common share	$2.45	$1.31
Non-controlling interest redemption increment	0.19	0.57
Income tax expense on enactment of US Tax Reform	-	0.34
Amortization of intangible assets, net of tax	0.77	0.43
Acquisition-related items	0.47	0.34
Restructuring costs, net of tax	0.05	0.06
Stock-based compensation expense, net of tax	0.16	0.11
Adjusted earnings per share	$4.09	$3.16

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Impact of recently adopted accounting standards

Revenue from contracts with customers

Beginning in May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, as well as several related ASUs (collectively, the “Revenue Guidance”). The Revenue Guidance clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards. The Revenue Guidance, codified as Accounting Standards Codification Topic No. 606 (“ASC 606”) has been adopted retrospectively effective January 1, 2018 and accordingly, comparative information for the year ended December 31, 2017 has been restated. The primary changes are described below.

(a) Accounting for Lease Brokerage revenues

Under previous GAAP, lease brokerage revenues were deferred until the related contingency (e.g. tenant occupancy) was resolved. Under ASC 606, in certain cases revenue will be recognized earlier since the Company’s performance obligation will typically be satisfied upon lease execution.

(b) Accounting for reimbursable expenses related to the Company’s property management activities

Under the previous GAAP, reimbursable expenses contemplated both performance and payment risk when evaluating whether a principal or agent relationship existed between the Company and its customers. Under ASC 606, principal versus agent indicators were revised with a focus on control over the services provided by third-party service providers. As a result, the revenues related to the Company’s property management activities for the year ended December 31, 2017 increased by $146.3 million and the related cost of revenues increased by $146.3 million with no net impact on earnings.

(c) Presentation of contract balances

The Company has revised the presentation of certain amounts in the balance sheet to reflect the adoption of ASC 606, with increases to contract balances and decreases to unbilled revenues and unearned revenues associated with the change in lease brokerage revenue recognition.

Adoption of the standard using the full retrospective method resulted in the restatement of certain previously reported results. These include the recognition of additional revenue and an increase in income tax expense, along with increasing contract balances and accrued expenses. For a chart detailing the impact on the Company’s previously reported results for the year ended December 31, 2017 see note 23 of the Consolidated Financial Statements.

Impact of recently issued accounting standards, not yet adopted

The FASB has issued two ASUs related to leases. In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The Company has catalogued and abstracted key terms of its leases and is using a software solution to assist with the additional accounting and disclosures required. The Company’s assets and liabilities will be materially impacted by the recognition of a right-of-use asset and lease liability. Related balance sheet ratios will also be impacted; however, covenant ratio calculations under the Company’s revolving credit facility will not be impacted, as they will continue to be based on the accounting standards in place as of December 31, 2017. In July 2018, the FASB issued ASU No. 2018-11, Codification Improvements to Topic 842, Leases. This ASU affects narrow aspects of the guidance issued in ASU 2016-02 providing an additional (and optional) alternative transition method to adopt the new leases standard. Under this transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. While we are continuing to evaluate the full magnitude of the ASU adoptions on our consolidated financial statements for our existing lease contracts we have decided to elect certain practical expedients allowed by the ASU, including the expedient to forego separating lease and non-lease components in our lessee contracts, which will increase the magnitude of our balance sheet gross-up. The Company will adopt this ASU effective January 1, 2019, with the expectation of electing the new optional transition method offered under ASU 2018-11.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses. This ASU creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaces the existing incurred loss approach and is expected to result in more timely recognition of credit losses. The standard is effective for annual and interim periods beginning after December 15, 2019 and early adoption is not permitted until years beginning after December 15, 2018. The Company is currently assessing the impact of this ASU on its financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which increases the scope of hedge accounting for both financial and nonfinancial strategies. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements and does not anticipate a material impact as the Company’s interest rate swaps are currently accounted for as cash flow hedges, are deemed to be effective as hedges and are already reported in other comprehensive income.

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This ASU provides an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate (or portion thereof) is recorded. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use software (Subtopic 350-40). This ASU aligns the capitalizing of implementation costs incurred in relation to a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. It also requires that these capitalized costs are to be expensed over the term of the hosting arrangement and to the same line as the hosting arrangement. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted and should be applied either retrospectively or prospectively after the date of adoption. The Company is currently assessing the impact of this ASU on its financial statements.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, Old FSV elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, the Company is permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

Periodically we use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As at the date of this MD&A, the Company had interest rate swap agreements to convert the LIBOR floating rate interest on $200.0 million of US dollar denominated debt to a fixed rate (see Note 18 to the Consolidated Financial Statements for a full description). Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than the payments which may be required to be made under the long term arrangement contained in the restated management services agreement with Colliers, Jayset Management CIG Inc. and Jay S. Hennick, (see Note 12 to the Consolidated Financial Statements for a full description).

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with minority shareholders of certain subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2018 was $0.4 million (2017 - $0.4 million). The recorded amount of the property management revenues for year ended December 31, 2018 was $0.6 million (2017 - $0.6 million). These amounts are settled monthly in cash and are priced at market rates. The rental arrangements have fixed terms of up to 10 years. The property management contracts have terms of one to three years.

As at December 31, 2018, the Company had $6.5 million of loans receivable from non-controlling shareholders (December 31, 2017 - $8.1 million). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 4.0%. These loans are due on demand or mature on various dates up to 2026, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 38,017,392 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 2,257,475 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 16, 2018, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 18, 2018 to July 17, 2019. The Company is entitled to repurchase up to 2,800,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2017 (the “Evaluation Date”). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in internal control over financial reporting

During the year ended December 31, 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Spin-off risk

Although the Spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The Spin-off was structured to comply with all the requirements of the public company “butterfly rules” in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the Spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the Spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015, which is available under Colliers’ SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	Integration of the recently acquired Harrison Street operations and any further Investment Management acquisitions.
•	The ability to attract new clients and to retain major clients and renew related contracts.
•	The ability to retain and incentivize advisors.
•	Increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.

•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Euro, Canadian dollar, Australian dollar and UK pound sterling denominated revenues and expenses.
•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	The ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability, elections, referenda, trade policy changes, immigration policy changes and any outbreak or escalation of hostilities or terrorism and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2018, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.